      As Filed with the Securities and Exchange Commission on July 31, 2002

                                                      Registration No. 333-87274


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                 AMENDMENT NO. 1
                                       TO

                                    Form S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ____________

                              PROGRESS ENERGY, INC.
                            (Exact name of registrant
                          as specified in its charter)

               North Carolina                                 56-2155481
          (State of incorporation)                         (I.R.S. Employer
                                                          Identification No.)

                            410 S. Wilmington Street
                          Raleigh, North Carolina 27601
                                 (919) 546-6111
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             WILLIAM CAVANAUGH III
                 Chairman, President and Chief Executive Officer
                            WILLIAM D. JOHNSON, ESQ.
             Executive Vice President, General Counsel and Secretary
                            410 S. Wilmington Street
                          Raleigh, North Carolina 27601
                                 (919) 546-6111

    (Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service) It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                            TIMOTHY S. GOETTEL, ESQ.
                                Hunton & Williams
                          421 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 899-3094

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]




The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    Subject to completion dated July 31, 2002


Prospectus
[Progress Energy Logo]

                                2,523,174 Shares

                              Progress Energy, Inc.

                                  Common Stock

ALV Interests, Ltd., KVS Interests, Ltd., and Vaughan Operating Company, LLC are offering for sale 2,523,174 shares of Progress Energy, Inc. common stock.


We will not receive any of the proceeds from the sale of the shares but will bear the expenses in connection with their registration.

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol "PGN." The last reported sales price on the NYSE of our common stock on July 30, 2002 was $46.07 per share.

                                  _____________

Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 3 of this prospectus.

                                  _____________

Our principal executive offices are located at 410 S. Wilmington Street, Raleigh, North Carolina 27601. The telephone number is (919) 546-6111.


--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                        This prospectus is dated     , 2002.

                                TABLE OF CONTENTS


Risk Factors ...............................................          3
Safe Harbor For Forward-Looking Statements .................         10
About This Prospectus ......................................         11
Business of Progress Energy ................................         11
Use of Proceeds ............................................         11
The Selling Shareholders ...................................         12
Plan of Distribution .......................................         12
Experts ....................................................         13
Legal Opinions .............................................         13
Where You Can Find More Information ........................         13

                                  RISK FACTORS

Before purchasing shares of Progress Energy common stock you should carefully consider the following risk factors as well as the other information contained in this prospectus and the information incorporated by reference in order to evaluate an investment in Progress Energy common stock.

Risks Related to the Energy Industry

We are subject to complex government regulation which may have a negative impact on our business and our results of operations.

We are subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for our existing operations and that our business is conducted in accordance with applicable laws, however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

The Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission ("NRC"), the Environmental Protection Agency ("EPA"), the North Carolina Utilities Commission ("NCUC"), the Florida Public Service Commission ("FPSC"), and the South Carolina Public Service Commission ("SCPSC") regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. Our system also is subject to the jurisdiction of the SEC under PUHCA. The rules and regulations promulgated under PUHCA impose a number of restrictions on the operations of registered utility holding companies and their subsidiaries. These restrictions include a requirement that, subject to a number of exceptions, the SEC approve in advance securities issuances, acquisitions and dispositions of utility assets or of securities of utility companies, and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like ours to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

We are unable to predict the impact on our business and operating results from future regulatory activities of these federal, state and local agencies. Changes in regulations or the imposition of additional regulations could have a negative impact on our business and results of operations.

We are subject to numerous environmental laws and regulations which may increase the cost of operations, impact our business plans, or expose us to environmental liabilities.

We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

We cannot assure you that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

Recent events in the energy markets that are beyond our control may have negative impacts on our business.

As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. Allegations against various energy trading companies of "round trip" transactions, may have a negative affect on the industry. We believe that we are complying with all applicable laws and we have taken steps to avoid these events, but it is difficult or impossible to predict or control what effect these types of disruptions in the energy markets may have on our business or our access to the capital markets.

Deregulation or restructuring in the electric industry may result in increased competition and unrecovered costs which could adversely affect our utilities' businesses.

Increased competition resulting from restructuring efforts could have a significant adverse financial impact on us and our utility subsidiaries and consequently on our results of operations. Increased competition could result in increased pressure to lower costs, including the cost of electricity. Retail competition and the unbundling of regulated energy and gas service could have a significant adverse financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Because we have not previously operated in a competitive retail environment, we cannot predict the extent and timing of entry by additional competitors into the electric markets. Movement toward deregulation in North Carolina, South Carolina and Florida has slowed as a result of recent developments, including developments related to electric deregulation in California and other states. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows.

One of the major issues to be resolved from deregulation is who would pay for stranded costs. Stranded costs are those costs and investments made by utilities in order to meet their statutory obligation to provide electric service, but which could not be recovered through the market price of electricity following industry restructuring. The amount of such stranded costs that we might experience would depend on the timing of, and the extent to which, direct competition is introduced, and the then-existing market price of energy. If both our electric utilities and our gas utility were no longer subject to cost-based regulation and it was not possible to recover stranded costs, our financial position and results of operations could be adversely affected.

Additionally, the electric utility industry has experienced a substantial increase in competition at the wholesale level, caused by changes in federal law and regulatory policy. As a result of the Public Utilities Regulatory Policies Act of 1978 and the Energy Policy Act of 1992, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, wholesale power marketers and brokers, and due to the trading of energy futures contracts on various commodities exchanges. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. The impact could vary depending on the extent to which additional generation is built to compete in the wholesale market, new opportunities are created for us to expand our wholesale load, or current wholesale customers elect to purchase from other suppliers after existing contracts expire. In 1996, the FERC issued new rules on transmission service to facilitate competition in the wholesale market on a nationwide basis. The rules give greater flexibility and more choices to wholesale power customers. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect competition to steadily increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, may materially impact our operations, cash flows or financial position.

On December 20, 1999, FERC issued Order No. 2000 on RTOs. This order required public utilities that own, operate or control interstate electricity transmission facilities to file either a proposal to participate in an RTO or an alternative filing describing efforts and plans to participate in an RTO. To date, our electric utilities have responded to the order as follows:

     . CP&L and other investor owned utilities filed applications with the FERC, NCUC, and SCPSC for approval of an RTO, currently named GridSouth.

     . Florida Power and other investor owned utilities filed applications with the FERC and the FPSC for approval of an RTO, currently named GridFlorida.

On November 7, 2001, FERC issued an order providing guidance on continued processing of RTO filings. In this order, FERC recognized that it would not be possible for all RTOs to be operational by December 15, 2001 as set forth in Order No. 2000, therefore, FERC stated that they would address in future orders the establishment of a timeline for the RTO progress in each region of the country.

Our results of operations can be affected by changes in the weather.

Our results of operation can be affected by changing weather conditions. Weather conditions in our service territories, primarily North Carolina, South Carolina, and Florida, directly influence the demand for electricity and natural gas and affect the price of energy commodities. Furthermore, severe weather in these states, such as hurricanes, thunder storms and snow storms, can be destructive, causing outages, downed power lines and property damage, and requiring us to incur additional and unexpected expenses.

Our operating results may fluctuate with the economy or on a seasonal or quarterly basis.

Our business is impacted by fluctuations in the macroeconomy. For the year ended December 31, 2001 and the three months ended March 31, 2002, commercial and industrial customers represented approximately 37% of our electric revenues. As a result, changes in the macroeconomy can have negative impacts on our revenues. As our commercial and industrial customers experience economic hardships, our revenues can be negatively impacted.

Electric power demand is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of facilities we acquire and the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. While we believe that our North Carolina, South Carolina, and Florida markets complement each other during normal seasonal fluctuations, unusually mild weather could diminish our results of operations and harm our financial condition.

Risks Related to Us and Our Business

As a holding company, we are dependent on upstream cash flows from our subsidiaries to meet our ongoing financial obligations.

We are a holding company and as such, we have no operations of our own. Our ability to meet our financial obligations is primarily dependent on the earnings and cash flows of our operating subsidiaries and their ability to pay upstream dividends or to repay funds to us. Prior to funding us, our subsidiaries have financial obligations that must be satisfied, including among others, debt service, preferred stock dividends and obligations to trade creditors.

There are inherent potential risks in the operation of nuclear facilities.

We own and operate five nuclear units through our subsidiaries, CP&L (four units) and Florida Power (one unit), that represent approximately 4,048 megawatts, or 19% of our generation capacity. Our nuclear facilities are subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks. We maintain decommissioning trusts and external insurance coverage to minimize the financial exposure to these risks, however, it is possible that damages could exceed the amount of our insurance coverage.

The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could require us to make substantial capital expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at our plants, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

Our facilities require licenses that need to be renewed/extended in order to continue operating. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

Our business is dependent on our ability to successfully access capital markets.

We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     .    an economic downturn;
     .    the bankruptcy of an unrelated energy company;
     .    capital market conditions generally;
     .    market prices for electricity and gas;
     . terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or
     .    the overall health of the utility industry.

Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

Increases in our leverage could adversely affect our financial condition.

Our cash requirements arise primarily from the capital intensive nature of our electric utilities, as well as the expansion of our diversified businesses, primarily those of Progress Ventures. In addition to operating cash flows, we rely heavily on our commercial paper and long-term debt. Portions of our commercial paper are backed by our credit facilities and have, accordingly, been reclassified as long-term debt. As of March 31, 2002, commercial paper and long-term debt balances for Progress Energy and its subsidiaries were as follows (in millions):

----------------------------------------------------------------------------------------------------------------------
                                                                             Commercial Paper
                                                                             Reclassified as         Total Long-Term
               Company                    Outstanding Commercial Paper        Long-Term Debt            Debt, Net
               -------                    ----------------------------        --------------            ---------
----------------------------------------------------------------------------------------------------------------------
Progress Energy, unconsolidated (b)                 $ 1,098.2                     $   450.0             $4,421.0
----------------------------------------------------------------------------------------------------------------------
CP&L                                                $   504.5                     $   504.5             $3,203.1
----------------------------------------------------------------------------------------------------------------------
Florida Power                                       $   231.9                     $   200.0             $1,595.1
----------------------------------------------------------------------------------------------------------------------
Other Subsidiaries (c)                              $      --                     $      --             $  602.8
                                                    ---------                     ---------             --------
----------------------------------------------------------------------------------------------------------------------
  Progress Energy, consolidated                     $ 1,834.6(d)                  $ 1,154.5             $9,822.0(a)
----------------------------------------------------------------------------------------------------------------------

___________________

(a) Net of current portion, which at March 31, 2002, was $703.4 million on a consolidated basis.
(b) Represents solely the outstanding indebtedness of the holding company.
(c) Includes the following subsidiaries: Progress Ventures, Inc. ($120.0), Florida Progress Funding Corporation ($260.9), and Progress Capital Holdings, Inc. ($221.9).
(d) Of this amount, $680.1 million is classified as short-term debt.

Progress Energy and its subsidiaries have an aggregate of six committed credit lines that support our commercial paper programs totaling $1.945 billion. While our financial policy precludes us from issuing commercial paper in excess of our credit lines, as of March 31, 2002, we had an aggregate of approximately $110.4 million available for future borrowing under our credit lines. Progress Energy and Florida Power have two uncommitted credit lines for up to $300 million and $100 million, respectively. As of March 31, 2002, Progress Energy had $125 million outstanding under its uncommitted line of credit. In addition, as of March 31, 2002, Progress Energy, CP&L and Florida Power each have shelf registration statements on file with the SEC that permit the issuance of various debt securities up to an additional $2.494 billion (of which $800 million was issued in April 2002), $1 billion (of which $500 million was issued in July
2002) and $700 million, respectively.

Our credit lines impose various limitations that could impact our liquidity. Our credit facilities include defined maximum total debt to total capital ratios. As of March 31, 2002, the maximum and actual ratios were as follows:

--------------------------------------------------------------------------------
           Company                     Maximum Ratio            Actual Ratio
           -------                     -------------            ------------
--------------------------------------------------------------------------------
Progress Energy                              70%                    65.6%
--------------------------------------------------------------------------------
CP&L                                         65%                    55.2%
--------------------------------------------------------------------------------
Florida Power                                65%                    46.3%
--------------------------------------------------------------------------------

In the event our capital structure changes such that we approach the maximums, our access to capital and additional liquidity will decrease. A limitation in our liquidity would have a material adverse impact on our business strategy and our ongoing financing needs. Furthermore, the two Progress Energy credit lines and the two Florida Power credit lines include provisions that allow the lenders to refuse to advance funds in the event of a material adverse change in the respective company's financial condition.

Our indebtedness also includes several cross-default provisions which could significantly impact our financial condition. Progress Energy's and Florida Power's credit facilities include cross-default provisions for defaults of indebtedness in excess of $10 million. CP&L's credit facilities include cross-default provisions for defaults of indebtedness in excess of $10 million; these provisions only apply to other obligations of CP&L and its subsidiaries, not other affiliates of CP&L. Additionally, certain of Progress Energy's long-term debt indentures contain cross-default provisions for defaults of indebtedness in excess of $25 million; these provisions apply only to other obligations of Progress Energy, not its subsidiaries. In the event that either of these cross-default provisions were triggered, the lenders could accelerate payment of any outstanding debt. Any such acceleration would cause a material adverse change in the respective company's financial condition. Certain agreements underlying our indebtedness also limit our ability to incur additional liens or engage in certain types of sale and leaseback transactions.

Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     .    increasing the cost of future debt financing;

     . making it more difficult for us to satisfy our existing financial obligations;

     . limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

     . increasing our vulnerability to adverse economic and industry conditions;

     . requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes;

     . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     . placing us at a competitive disadvantage compared to our competitors that have less debt.

Any reduction in our credit ratings could materially and adversely affect our business, financial condition and results of operations.

Our senior unsecured debt has been assigned a rating by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., of "BBB" (negative outlook) and by Moody's Investors Service, Inc. of "Baa1" (negative outlook). CP&L's senior unsecured debt has been assigned a rating by S&P of "BBB+" (negative outlook) and by Moody's of "Baa1" (stable outlook). Florida Power's senior unsecured debt has been assigned a rating by S&P of

"BBB+" (negative outlook) and by Moody's of "A-2" (stable outlook). While our non-regulated operations, including those conducted through our Progress Ventures business unit, have a higher level of risk than our regulated utility operations, we will seek to maintain a solid investment grade rating through prudent capital management and financing structures. However, we cannot assure you that any of our current ratings, or those of CP&L and Florida Power, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. A downgrade would require substantial support from letters of credit or cash collateral and otherwise have a material adverse effect on our business, financial condition and results of operations. If our short-term rating were to fall below A-2 or P-2, the current ratings assigned by S&P and Moody's, respectively, it would significantly limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities or those of CP&L or Florida Power and that each rating should be evaluated independently of any other rating.

The use of derivative contracts in the normal course of our business could result in financial losses that negatively impact our results of operations.

We use derivatives including futures, forwards and swaps, to manage our commodity and financial market risks. In the future, we could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the value of the reported fair value of these contracts.

Our results of operations and cash flows may be materially and adversely affected if the Internal Revenue Service ("IRS") denies or otherwise makes unusable the Section 29 tax credits related to our coal and synthetic fuels businesses.

Through Progress Ventures, we produce synthetic fuel from coal. The production and sale of the synthetic fuel qualifies for tax credits under Section 29 of the Internal Revenue Code (Section 29) if certain requirements are satisfied, including a requirement that the synthetic fuel differs significantly in chemical composition from the coal used to produce such synthetic fuel. All of our synthetic fuel facilities have received favorable private letter rulings from the Internal Revenue Service (IRS) with respect to their operations. These tax credits are subject to review by the IRS, and if we failed to prevail through the administrative or legal process, there could be a significant tax liability owed for previously taken Section 29 credits, with a significant impact on earnings and cash flows. Tax credits for the year ended December 31, 2001 and the six months ended June 30, 2002, were $349.3 million and $175.1 million, respectively, offset by operating losses, net of tax, of $163.8 million and $91.9 million, respectively, for the same periods. One synthetic fuel entity, Colona Synfuel Limited Partnership, L.L.L.P., from which we (and Florida Progress prior to our acquisition) have been allocated approximately $220 million in tax credits to date, is being audited by the IRS. Total Section 29 credits generated to date are approximately $778 million. In management's opinion, we are complying with the private letter rulings and all the necessary requirements to be allowed such credits under Section 29 and believe it is likely, although we cannot be certain, that we will prevail if challenged by the IRS on any credits taken. The current Section 29 tax credit program will expire in 2007.

Changes in the telecommunications business may affect the future returns we expected from our Progress Telecom and Caronet, Inc. ventures.

Our current strategy in the telecommunications business is based upon our ability to deliver voice and data services to our customers in markets from Miami, Florida to Washington, D.C. The market for these services, like the telecommunications industry in general, is rapidly changing and a number of participants in this segment have had substantial financial problems. We cannot assure that growth in demand for these services will occur as expected. If the market for these services fails to grow as quickly as anticipated or becomes saturated with competitors, including competitors using alternative technologies such as wireless, the telecommunications business may be adversely affected. Furthermore, due to the recent decline of the telecommunications industry, we have initiated a valuation study to assess the recoverability of Progress Telecom's and CaroNet's long-lived assets, which totaled $288.7 and $111.3 million, respectively, at June 30, 2002. We expect to conclude the review in the third quarter. Our valuation study may result in a write down of a major portion of these assets.

There is a risk that we will not successfully integrate newly acquired businesses into our operations as quickly or as profitably as expected.

Our ability to successfully make strategic acquisitions and investments will depend on:

     . the extent to which acquisitions and investment opportunities become available;

     .    our success in bidding for the opportunities that do become available;

     .    regulatory approval of the acquisitions on favorable terms; and

     .    our access to capital and the terms upon which we obtain capital.

If we are unable to make strategic investments and acquisitions we may be unable to realize the growth we anticipate. Our ability to successfully integrate acquired businesses into our operations will depend on the adequacy of our implementation plans and our ability to achieve desired operating efficiencies. If we are unable to successfully integrate new businesses into our operations, we could experience increased costs and losses on our investments.

There are risks involved with the construction and operation of our wholesale plants.

As of June 1, 2002, we had approximately 1500 megawatts of wholesale generation in commercial operation. We intend to expand our wholesale generation to approximately 3,100 megawatts by 2003. We will add a significant portion of this future capacity through construction by Progress Ventures. We also may transfer generating assets from our regulated subsidiaries to our unregulated wholesale portfolio. We currently have flexible plans to add wholesale generation capacity as market conditions warrant after 2003.

The construction and operation of wholesale generation facilities is subject to many risks including those listed below. During the execution and completion of our wholesale generation expansion strategy, these risks will intensify. These risks include:

     . Construction delays that may impact our ability to generate sufficient cash flow and may have an adverse effect on our operations. If we encounter significant construction delays, any liquidated damages, contingency funds, or insurance proceeds may not be sufficient to service our related project debt.

     . Our wholesale facilities will be dependent on third parties under construction agreements, power purchase agreements, fuel supply and transportation agreements, and transmission grid connection agreements. If such third parties breach their obligations to us, our cash flow and ability to make payments of interest and principal on our outstanding debts may be impaired. Any material breach by any of these parties of their obligations under the project contracts could adversely affect our cash flows and could impair our ability to make payments of principal of and interest on our indebtedness.

     . Agreements with our counter-parties frequently will include the right to terminate and/or withhold payments or performance under the contracts if specific events occur. If a project contract were to be terminated due to nonperformance by us or by the other party to the contract, our ability to enter into a substitute agreement having substantially equivalent terms and conditions is uncertain.

     . Because many of our facilities are new construction and have no operating history, various unexpected events may increase our expenses or reduce our revenues and impair our ability to service the related project debt. As with any new business venture of this size and nature, operation of our facility could be affected by many factors, including start-up problems, the breakdown or failure of equipment or processes, the performance of our facility below expected levels of output or efficiency, failure to operate at design specifications, labor disputes, changes in law, failure to obtain necessary permits or to meet permit conditions, government exercise of eminent domain power or similar events and catastrophic events including fires, explosions, earthquakes and droughts.

     . Frequently our facilities will enter into power purchase agreements to sell all or a portion of the facility's generating capacity. Following the expiration of a power purchase agreement, the facility will generally become a merchant facility. Our merchant facilities may not be able to find adequate purchasers or otherwise compete effectively in the wholesale market. Additionally, numerous legal and regulatory limitations restrict our ability to operate a facility on a wholesale basis.


As our energy marketing and trading operations expand, we will become increasingly subject to risks that impact our revenues and results of operations, many of which are beyond our control.

As our fleet of wholesale unregulated plants grow, we expect to sell energy into the spot market or other competitive power markets or on a contractual basis. We also will enter into contracts to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations. These contracts do not guarantee us any rate of return on our capital investments through mandated rates, and our revenues and results of operations from these contracts are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices can fluctuate substantially over relatively short periods of time. Trading margins may erode as markets mature and should volatility decline, we can have diminished opportunities for gain. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices also may be volatile, and the price we can obtain for power sales may not change at the same rate as fuel costs changes. These factors could reduce our margins and therefore diminish our revenues and results of operations.

Volatility in market prices for fuel and power may result from:

     .    weather conditions;
     .    seasonality;
     .    power usage;
     .    illiquid markets;
     .    transmission or transportation constraints or inefficiencies;
     .    availability of competitively priced alternative energy sources;
     .    demand for energy commodities;
     .    natural gas, crude oil and refined products, and coal production levels;
     .    natural disasters, wars, embargoes and other catastrophic events; and
     . federal, state and foreign energy and environmental regulation and legislation.



                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

We have included in this prospectus, and in the documents incorporated by reference in this prospectus, statements containing "forward-looking information," as defined by the Private Securities Litigation Reform Act of 1995. We have used the words "anticipate," "intend," "may," "expect," "believe," "plan," "will," "estimate," "should" and variations of such words and similar expressions in this prospectus and in the documents incorporated by reference to identify such forward-looking statements. Forward-looking information, by its nature, involves estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a statement that contains forward-looking information. Any statement containing forward-looking information speaks only as of the date on which it is made; and, except to fulfill our obligations under the U.S. securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made. Examples of factors that can affect our expectations, beliefs, plans, goals, objectives and future financial or other performance are discussed under the heading "Risk Factors." All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. It is not possible for our management to predict all of such factors or to assess the effect of each such factor on our business. New factors emerge from time to time, and may be found in the future SEC filings incorporated by reference in this prospectus. All of our forward-looking statements should be considered in light of these factors. For more information about such factors and risks, see "Risk Factors" and the other documents incorporated by reference in this prospectus. For more information, please see "Where You Can Find More Information."

                              ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we are filing with the SEC on behalf of the selling shareholders named in this prospectus in the section "Selling Shareholders" utilizing a "shelf" registration process. Under this shelf process, the selling shareholders may, from time to time over approximately the next year or until the securities described in this prospectus no longer constitute restricted securities under Rule 144(d) of the Securities Act of 1933 (whichever is earlier), sell Progress Energy common stock described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the selling shareholders may offer. We may also provide a prospectus supplement that may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. The selling shareholders are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                           BUSINESS OF PROGRESS ENERGY

General

Progress Energy, Inc. was incorporated in August 1999 under the laws of the State of North Carolina. We are a leading integrated energy provider with our primary base of operations in the southeastern United States. We operate through both regulated utility businesses and diversified businesses.

Our regulated subsidiaries include:

     . Carolina Power & Light Company, a regulated public utility founded in 1926, which is engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina;

     . Florida Power Corporation, a regulated public utility founded in 1899, which is engaged in the generation, transmission, distribution and sale of electricity in portions Florida; and

     . North Carolina Natural Gas Corporation, a regulated public utility founded in 1955, which provides natural gas and related services in portions of North Carolina.

Our diversified businesses:

     . engage in non-regulated power generation; energy marketing and trading; and extraction, manufacturing and delivery of fuels, including coal, synthetic fuel and natural gas;

     . own and operate a voice and data fiber network that extends from Washington, D.C. to Miami, Florida and market wholesale fiber-optic based capacity to long-distance carriers, internet service providers and other telecommunications companies; and

     . provide railroad and transit system services, including maintenance and the reconditioning of salvageable scrap components of railcars.

Our principal executive offices are located at 410 S. Wilmington Street, Raleigh, North Carolina 27601. Our telephone number is 919-546-6111.


Recent Developments

Second Quarter Earnings. On July 24, 2002, we reported consolidated net income of $120.6 million for the quarter ended June 30, 2002. For the six months ended June 30, 2002, we reported consolidated net income of $253.1 million. Our investments in synthetic fuel create intra-period tax adjustments that decreased second-quarter earnings by $58.4 million and year-to-date earnings by $79.6 million. These adjustments will reverse over the balance of the year, resulting in no impact to our annual earnings. Earnings were also positively impacted by a $1.5 million second-quarter gain and a $12.8 million year-to-date gain from the mark-to-market of Contingent Value Obligations, or CVO's, issued as part of the Florida Progress acquisition. Earnings for the six months ended June 30, 2002 included a one-time retroactive revenue refund of $35.0 million, $21.0 million after-tax, as a result of Florida Power's rate case settlement. Excluding these items, earnings would have been $177.5 million for the quarter ended June 30, 2002 and $340.9 million for the six months ended June 30, 2002.

North Carolina Clean Air Legislation. On June 20, 2002, North Carolina enacted a law that requires investor-owned utilities to make significant reductions in sulfur dioxide and nitrogen oxide emissions beginning in 2007. Under this new law, our coal-fired generating plants located in North Carolina must reduce yearly system-wide emissions of sulfur dioxide by 76% and emissions of nitrogen oxides by 62% from 2000 levels by 2013. We are also required to provide for testing, monitoring, record keeping, and reporting for compliance purposes. The new law freezes our base electric rates for five years and provides, over a seven-year period beginning January 1, 2003, for accelerated cost recovery of the $813 million in capital expenses that we estimate will be necessary to comply with the new standards. This law allows us to recover actual compliance costs as part of any rate adjustment that is effective in 2008 or later. Pursuant to the new law, we entered into an agreement with the state of North Carolina to sell to the state all emissions allowances we generate from over-complying with the new emission limits. The new law also requires the state to undertake a study of mercury and carbon dioxide emissions in North Carolina. We cannot predict the future regulatory interpretation, implementation or impact of this new law.


                                 USE OF PROCEEDS

Progress Energy will not receive any of the proceeds from the sale of the shares by the selling shareholders but will bear the expenses in connection with their registration.

                            THE SELLING SHAREHOLDERS

Set forth below are the names of the selling shareholders, and the number of shares of Progress Energy common stock acquired by each of them from Progress Energy in a merger transaction pursuant to an Agreement and Plan of Merger, dated April 26, 2002, among us and the selling shareholders, all of which shares of common stock may be sold pursuant to this prospectus. In connection with this transaction, we entered into a Registration Rights Agreement dated April 26, 2002 among us and each selling shareholder, under which we agreed to provide registration rights to each of the selling shareholders. The selling shareholders have not had any material relationship with Progress Energy or any affiliate of Progress Energy within the past three years, other than the merger transaction. Assuming all of the shares listed below had been sold on the date of this prospectus, none of the entities listed below or persons controlling such entities would be deemed to own more than one percent of the outstanding Progress Energy common stock.

                                                  Number of Shares of Common Stock Owned
Selling Shareholders                           and That May Be Offered Under This Prospectus
--------------------                           ---------------------------------------------

                                                     Owned                   To be Sold
                                                     -----                   ----------
Vaughan Operating Company, LLC                       25,232                       25,232

KVS Interests, Ltd.                               1,248,971                    1,248,971

ALV Interests, Ltd.                               1,248,971                    1,248,971

The following natural persons have voting and/or investment control over the securities that Vaughan Operating Company, LLC owns: Kim Vaughan Scrivener and Amy Vaughan King. The following natural persons have voting and/or investment control over the securities that KVS Interests, Ltd. owns: Kim Vaughan Scrivener. The following natural persons have voting and/or investment control over the securities that ALV Interests, Ltd. owns: Amy Vaughan King.

                              PLAN OF DISTRIBUTION

Progress Energy is registering the shares on behalf of the selling shareholders. As used herein, "selling shareholders" includes distributees, donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered hereby and compliance with applicable state securities or blue sky laws will be borne by Progress Energy. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised Progress Energy that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Progress Energy has agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. Progress Energy has informed the selling shareholders that the anti-manipulation provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Upon Progress Energy being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon Progress Energy being notified by a selling shareholder that a distributee, donee or pledgee intends to sell more than an immaterial amount of shares, a supplement to this prospectus will be filed.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Progress Energy common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Any of the underwriters, dealers, brokers, or agents may have other business relationships with Progress Energy and its affiliates in the ordinary course of business.

                                     EXPERTS

The financial statements and the related financial statement schedule of Progress Energy, Inc. and its consolidated subsidiaries as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in this prospectus from the Progress Energy, Inc. Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference. Deloitte & Touche LLP did not audit the financial statements of Florida Progress Corporation (a consolidated subsidiary since November 30, 2000) for the year ended December 31, 2000. The consolidated balance sheet and schedule of capitalization of Florida Progress Corporation and its subsidiaries as of December 31, 2000 (consolidated with those of Progress Energy, Inc.), not separately presented in the Progress Energy, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by KPMG LLP as stated in their report incorporated by reference herein from the Progress Energy, Inc. Annual Report on Form 10-K for the year ended December 31, 2001. Such report has been so incorporated by reference in reliance on and upon the authority of KPMG LLP, independent accountants, as experts in accounting and auditing. Such financial statements of Progress Energy, Inc. and its consolidated subsidiaries have been incorporated by reference herein in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

The legality of the Progress Energy common stock being offered will be passed on for Progress Energy by Hunton & Williams.

                       WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filing number is 1-15929. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room in Washington, D.C. The SEC's public reference room in Washington is located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is listed on the New York Stock Exchange under the ticker symbol "PGN." You can obtain information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Additionally, information about us, as well as our SEC filings, are available on our web site at http://www.progress-energy.com. The contents of our web site are not a part of this prospectus.

Neither Progress Energy nor any of the selling shareholders has authorized anyone to give any information regarding the offer other than the information in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than Progress Energy common stock it describes, nor is it an offer or solicitation of anyone to whom it would be unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor the distribution of any of the securities to which this prospectus relates implies that the information is correct as of any time after the date of this prospectus.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering.

     .    Our Annual Report on Form 10-K for the year ended December 31, 2001.

     .    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2002.

     . Our Current Reports on Form 8-K filed January 17, February 6, February 26, April 22 and April 25, 2002.

     . The description of our common stock included in our Registration Statement on Form 8-A (File No. 001-15929), dated June 6, 2000, and included under the heading "Description of Holdings Capital Stock" in our Registration Statement on Form S-4 (File No. 333-86243), dated August 31, 1999.

You may request a copy of these filings at no cost by writing or calling us at the following address:

          Progress Energy, Inc.
          Shareholder Relations
          410 S. Wilmington Street
          Raleigh, North Carolina 27601
          Telephone: (800) 662-7232

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. The selling shareholders are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                                     Part II
                     Information Not Required In Prospectus

Item 14.  Other Expenses of Issuance and Distribution.

     Item                                                                                    Estimated Total
     ----                                                                                    ---------------
         Securities and Exchange Commission registration fee ............................        $ 11,693
         Counsels' fees .................................................................        $  5,000
         Accountants' fees ..............................................................        $ 15,000
         Printing and engraving .........................................................        $ 10,000
         Miscellaneous ..................................................................        $ 20,000
                                                                                                 --------
                           Total ........................................................        $ 61,693

         All amounts other than the registration fee are estimated.

Item 15. Indemnification of Directors and Officers.

         Sections 55-8-51 through 55-8-57 of the North Carolina Business Corporation Act (the "NCBCA") and the Articles of Incorporation and Bylaws of Progress Energy provide for indemnification of the registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. Progress Energy has insurance covering expenditures it might incur in connection with the lawful indemnification of its directors and officers for their liabilities and expenses. Officers and directors of Progress Energy also have insurance which insures them against certain liabilities and expenses.

         As authorized by the NCBCA, and to the fullest extent permitted by it, the Progress Energy Articles of Incorporation provide that a Progress Energy director will not be liable to Progress Energy or to any Progress Energy shareholder for monetary damages arising from the director's breach of his or her duties as a director. The NCBCA permits these provisions, except for (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) unlawful distributions, and (iii) any transaction from which the director derived an improper personal benefit.

         The NCBCA provides directors and officers with a right to indemnification relating to official conduct when the director or officer has been wholly successful in defense of a claim. In addition, a director or officer without the right to indemnification may apply to a court for an order requiring the corporation to indemnify the director or officer in a particular case.

         The NCBCA also authorizes a corporation to indemnify directors and officers beyond the indemnification rights granted by law. The Progress Energy Bylaws provide that any person who is or was a director or officer of Progress Energy and any person who at the request of Progress Energy serves or has served as an officer or director (or in any position of similar authority) of any other corporation or other enterprise, including as an individual trustee under any employee benefit plan, will be reimbursed and indemnified against liability and expenses incurred by that person in connection with any action, suit or proceeding arising out of that person's status as a director or officer of Progress Energy (i) if that person's acts or omissions is required, authorized or approved by any order or orders issued pursuant to the Public Utility Holding Company Act of 1935, the Federal Power Act, or any state statute regulating Progress Energy or any of its subsidiaries by reason of their being public utility companies or subsidiaries of public utility holding companies, or any amendments to the foregoing laws, or (ii) if that person's acts or omissions were not known or believed by him or her to be clearly in conflict with the best interests of Progress Energy.

Item 16. Exhibits.

      4*       Registration Rights Agreement, dated April 26, 2002, among
               Progress Energy, KVS Interests, Ltd., ALV Interests, Ltd.,
               Vaughan Operating Company, LLC, Kim Vaughan Scrivener, and Amy
               Vaughan King.
      5*       Opinion of Hunton & Williams
      23(a)*   Consent of Hunton & Williams (contained in Exhibit 5(a)
      23(b)    Consent of Deloitte & Touche LLP
      23(c)    Consent of KPMG LLP

  24*    Power of Attorney (included on signature page)

  _______________________
  *Previously filed.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The Registrant hereby undertakes that:

          1. for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          2. for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Progress Energy, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the 31st day of July, 2002.

                             PROGRESS ENERGY, INC.


                             By: /s/ William Cavanaugh III
                                 ---------------------------------------
                                 William Cavanaugh III
                                 Chairman, President And Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                Signature                                     Title                              Date
                ---------                                     -----                              ----
        /s/ William Cavanaugh III             President, Chief Executive Officer and    July 31, 2002
     --------------------------------
          William Cavanaugh III                       Chairman of the Board

         /s/ Peter M. Scott III                 Executive Vice President and Chief      July 31, 2002
     --------------------------------
            Peter M. Scott III                          Financial Officer

           /s/ Robert H. Bazemore                         Controller and                July 31, 2002
     --------------------------------
            Robert H. Bazemore                       Chief Accounting Officer

           /s/ Edwin B. Borden*                              Director                   July 31, 2002
     --------------------------------
             Edwin B. Borden

           /s/ David L. Burner*                              Director                   July 31, 2002
     --------------------------------
             David L. Burner

          /s/ Charles W. Coker*                              Director                   July 31, 2002
     --------------------------------
             Charles W. Coker

        /s/ Richard L. Daugherty*                            Director                   July 31, 2002
     --------------------------------
           Richard L. Daugherty

        /s/ W.D. Frederick, Jr.*                             Director                   July 31, 2002
     --------------------------------
           W. D. Frederick, Jr.

           /s/ William O. McCoy*                             Director                   July 31, 2002
     --------------------------------
             William O. McCoy

             /s/ E. Marie McKee*                             Director                   July 31, 2002
     --------------------------------
              E. Marie McKee

         /s/ John H. Mullin, III*                            Director                   July 31, 2002
     --------------------------------
           John H. Mullin, III

           /s/ Richard A. Nunis*                             Director                   July 31, 2002
     --------------------------------
             Richard A. Nunis

        /s/ Carlos A. Saladrigas*                            Director                   July 31, 2002
     --------------------------------
           Carlos A. Saladrigas

                 Signature                            Title                 Date
                 ---------                            -----                 ----

           /s/ J. Tylee Wilson*                      Director      July 31, 2002
         -------------------------
              J. Tylee Wilson

          /s/ Jean Giles Wittner*                    Director      July 31, 2002
         -------------------------
             Jean Giles Wittner

        *By: /s/ William D. Johnson
            --------------------------
             William D. Johnson
              Attorney-in-fact

                                INDEX TO EXHIBITS

        Exhibit
        Number                        Description of Document
        ------                        -----------------------

           4*           Registration Rights Agreement, dated April 26, 2002,
                        among Progress Energy, KVS Interests, Ltd., ALV
                        Interests, Ltd., Vaughan Operating Company, LLC, Kim
                        Vaughan Scrivener, and Amy Vaughan King.
           5*           Opinion of Hunton & Williams
           23(a)*       Consent of Hunton & Williams (contained in Exhibit 5(a)
           23(b)        Consent of Deloitte & Touche LLP
           23(c)        Consent of KPMG LLP
           24*          Power of Attorney (included on signature page)
 _______________________
  *Previously filed.